
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2011

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc.
2101 W. Commercial Blvd. Suite 3500
Ft. Lauderdale, FL 33309

> **Re:** **OmniComm Systems, Inc.**
> **Form 10-K/A Am. 1 for the Fiscal Year Ended December 31, 2009**
> **Filed October 5, 2010**
> **Form 10-Q/A Am.1 for Quarter Ended June 30, 2010**
> **Filed October 27, 2010**
> **File No. 000-25203**

Dear Mr. Wit:

We have reviewed your response letter dated December 30, 2010 and have the following comments.

Form 10-K/A Am.1 for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 43

1. We note your response to prior comment two that you identified a material weakness and concluded disclosures controls and procedures to be ineffective as of December 31, 2009; however your response and disclosure do not conclude explicitly on the effectiveness of internal control over financial reporting as of the same date. In accordance with Item 308 of Regulation S-K, management is required to make an assessment on internal control over financial reporting as of December 31, 2009. Remediation efforts undertaken subsequent to the fiscal year should not be considered in the assessment. Additionally, management is not permitted to conclude the assessment to be effective if one or more material weakness(es) existed as of December 31, 2009. Please revise your disclosure by amending the 2009 Form 10-K accordingly.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Revenue Recognition Policy, page F-11

2. We note your response to prior comment three. However, we note from the seventh paragraph of your response that the fees for the first and third stages of the service are billed based on milestones when the service revenues appeared to be recognized straight line over an estimated hosting period. In that regard, clarify for us your definition of first and third stages of the services. If they refer to the set up and implementation services, explain to us the appropriateness of recognizing their related revenue on a straight line basis when there are agreed milestones in the contractual arrangement. Also, please expand your disclosures including the substance of your response in future filings.

Note 7. eResearch Technology, Inc. Asset Acquisition, page F-16

Note 8. Logos Technologies, LTD. Asset Acquisition, page F-19

3. We note your response to prior comment four, five and six. In future filings please enhance your disclosures to clearly identify all assets and liabilities in your purchase price allocation.

Form 10-Q/A Am.1  for Quarter Ended June 30, 2010

Item 4T. Controls and Procedures, page 49

Evaluation of Controls and Procedures

4. We note your response to prior comment 12 indicating your disclosure and controls procedures conclusion should have included both periods, June 30, 2010 and December 31, 2009. In the future, please disclose your conclusion as of end of the period covered by the report.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief